UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

67059L102

(CUSIP Number)

William E. Greehey

19003 IH-10 West

San Antonio, Texas 78257

(210) 918-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059L102

1.	Names of Reporting Persons. William E. Greehey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: IN

CUSIP No. 67059L102

Item 1.	Security and Issuer

This Amendment No. 9 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007, August 10, 2007, January 14, 2008, February 9, 2009, December 28, 2012, August 28, 2015, May 11, 2016 and February 13, 2018 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”). This Amendment No. 9 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257. This amendment is being filed to report that, in connection with the Merger (as defined in Amendment No. 8), the Units have been cancelled and, as a result, the Reporting Person no longer beneficially owns any Units.

This Amendment No. 9 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings given them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 20, 2018, the Merger (as defined in Amendment No. 8) was consummated. At the effective time of the Merger Agreement (as defined in Amendment No. 8), each Unit, other than Units held by the Company or its subsidiaries, was converted into the right to receive 0.55 of a Partnership Common Unit (as defined in Amendment No. 8). Once converted, all Units ceased to be outstanding and were automatically cancelled and no longer exist. No fractional Partnership Common Units were issued in the Merger; instead, each holder of Units otherwise entitled to receive a fractional Partnership Common Unit received cash in lieu of such fractional Partnership Common Unit. The Units have been delisted from the New York Stock Exchange and the Company plans to file a Form 15 to terminate its registration with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) Upon consummation of the Merger on July 20, 2018, each Unit held by the Reporting Person was converted into the right to receive 0.55 of a Partnership Common Unit, and all Units were cancelled. As such, upon completion of the Merger on July 20, 2018, the Reporting Person no longer beneficially owns any Units, and there are no Units outstanding.

(e) As of July 20, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Units.

CUSIP No. 67059L102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018

WILLIAM E. GREEHEY

/s/ William E. Greehey
William E. Greehey